                                                                    EXHIBIT 99.2

                                 WIPRO LIMITED
                      BALANCE SHEET AS AT MARCH 31, 2001
          ( All figures in rupees thousands except quantitative data)

                                                                                    ----------------------------------------
                                                                                              As of March 31,
                                                                                    ----------------------------------------
                                                                       Schedule             2001                       2000
                                                                       --------     ----------------------------------------
                       SOURCES OF FUNDS
     Shareholders' funds
     Share Capital                                                         1             464,866                    708,313
     Share application money pending allotment (refer note 8)
                                                                                           2,345                          -
     Reserves and Surplus                                                  2          19,184,623                  6,994,576
                                                                                    ----------------------------------------
                                                                                      19,651,834                  7,702,889
                                                                                    ----------------------------------------
     Loan Funds
     Secured loans                                                         3             400,644                    492,319
     Unsecured loans                                                       4              47,397                     86,669
                                                                                    ----------------------------------------
                                                                                         448,041                    578,988
                                                                                    ----------------------------------------
                              Total                                                   20,099,875                  8,281,877
                                                                                    ========================================
                       APPLICATION OF FUNDS

     Fixed Assets
     Gross block                                                           5           9,020,225                  6,757,891
     Less : Depreciation                                                               3,793,678                  2,928,679
                                                                                    ----------------------------------------
            Net Block                                                                  5,226,547                  3,829,212
     Capital work-in-progress and advances                                               797,958                    708,824
                                                                                    ----------------------------------------
                                                                                       6,024,505                  4,538,036
                                                                                    ----------------------------------------
     Investments                                                           6           1,636,443                    462,033
     Current assets, loans and advances
     Inventories                                                           7           1,152,530                  1,340,159
     Sundry Debtors                                                        8           6,176,657                  4,469,381
     Cash and Bank balances                                                9           4,463,421                    747,290
     Loans and advances                                                   10           5,992,691                  1,210,827
                                                                                    ----------------------------------------
                                                                                      17,785,299                  7,767,657
                                                                                    ----------------------------------------
     Current liabilities and provisions
     Liabilities                                                          11           4,813,400                  4,057,632
     Provisions                                                           12             532,972                    428,217
                                                                                    ----------------------------------------
                                                                                       5,346,372                  4,485,849
                                                                                    ----------------------------------------
                                                                                    ----------------------------------------
                     Net Current Assets                                               12,438,927                  3,281,808
                                                                                    ----------------------------------------

                                                                                    ----------------------------------------
                              Total                                                   20,099,875                  8,281,877
                                                                                    ========================================

     Significant accounting policies and notes to accounts                19

As per our report attached                                         For and on behalf of the Board of Directors
For N M Raiji & Co.,
Chartered Accountants                                              Azim Hasham Premji  (Chairman and Managing Director)

                                                                   Hamir K Vissanji    (Director)
J M Gandhi
Partner
                                                                   N Vaghul            (Director)

                                                                   Suresh C Senapaty
                                                                   (Corporate Executive Vice President - Finance)

                                                                   Satish Menon
                                                                   (Corporate Vice President- Legal & Company Secretary)
Mumbai,  April 20, 2001                                            Bangalore, April 20, 2001

                                 WIPRO LIMITED
                            PROFIT AND LOSS ACCOUNT
                             (in rupees thousands)

                                                                                       --------------------------------
                                                                                           Year ended March 31,
                                                                      Schedule
                                                                                       --------------------------------
                                                                                              2001                2000
                                                                                       --------------------------------
                         INCOME
Sales and Services                                                                      30,539,090          22,735,614
Other Income                                                             13                692,915             257,308
                                                                                       --------------------------------
                                                                                        31,232,005          22,992,922
                                                                                       ================================
                       EXPENDITURE
Cost of goods sold                                                       14             18,103,247          15,203,910
Selling, general and administrative expenses                             15              5,404,381           3,995,654
Interest                                                                 16                 68,890             286,682
                                                                                       --------------------------------
                                                                                        23,576,518          19,486,246
                                                                                       --------------------------------
PROFIT BEFORE TAXATION AND NON RECURRING / EXTRAORDINARY ITEMS                           7,655,487           3,506,676
                                                                                       --------------------------------
Provision for taxation                                                                     992,000             501,000
PROFIT AFTER TAX BEFORE NON-RECURRING /
EXTRAORDINARY ITEMS                                                                      6,663,487           3,005,676
                                                                                       ================================
Non recurring / extraordinary items                                      18                 16,036            (523,091)

                                                                                       --------------------------------
PROFIT FOR THE PERIOD                                                                    6,679,523           2,482,585
                                                                                       ================================
Appropriations
Interim Dividend on Preference Shares                                                       18,043              25,625
Interim Dividend on Equity Shares                                                                -              68,747
Proposed Dividend on Equity Shares                                                         116,217                   -
Corporate tax on dividend                                                                   13,839              10,392
Transfer to Capital Redemption Reserve                                                     250,000                   -
Transfer to general reserve                                                              6,281,424           2,377,820

Significant accounting policies and notes to accounts                    19

     As per our report attached                                       For and on behalf of the Board of Directors
     For N M Raiji & Co.,
     Chartered Accountants                                            Azim Hasham Premji      (Chairman and Managing Director)

                                                                      Hamir K Vissanji            (Director)

     J M Gandhi
     Partner                                                          N Vaghul                    (Director)

                                                                      Suresh C Senapaty
                                                                      (Corporate Executive Vice President - Finance)

                                                                      Satish Menon
                                                                      (Corporate Vice President- Legal & Company Secretary)

     Mumbai, April 20, 2001                                          Bangalore, April 20, 2001

                                 WIPRO LIMITED
                  (in rupees thousands, except share numbers)

                                                                                              ------------------------------------
                                                                                                        Year ended march 31,
                                                                                                      2001               2000
                                                                                              ------------------------------------
SCHEDULE 1  SHARE CAPITAL
Authorised
375,000,000 Equity shares of Rs 2 each (2000 : 235,000,000 equity shares of Rs 2 each)               750,000            470,000
2,500,000 (2000  : 2,500,000) 10.25 % Redeemable Cumulative Preference Shares of Rs                  250,000            250,000
 100 each
                                                                                              ------------------------------------
                                                                                                   1,000,000            720,000
                                                                                              ------------------------------------
Issued, subscribed and paid-up
232,433,019 equity shares of Rs 2 each (2000  : 229,156,350)                                         464,866            458,313
Nil (2000 : 2,500,000) 10.25 % Redeemable Cumulative Preference Shares of Rs 100 each                      -            250,000
                                                                                              ------------------------------------
                                                                                                     464,866            708,313
                                                                                              ------------------------------------

Notes :
1.   Of the above equity shares :

     i) 226,905,825 equity shares (2000 : 226,905,825), have been allotted as fully paid bonus shares by capitalisation of Share Premium of Rs 32,639 and General Reserves of Rs 421,173
     ii) 1,325,525 equity shares (2000 : 1,325,525) have been allotted as fully paid-up, pursuant to a scheme of amalgamation, without payment being received in cash
     iii) 3,162,500 shares representing 3,162,500 American Depository Receipts issued during the year pursuant to American Depository offering by the Company
     iv) 114,169 equity share issued during the year pursuant to Employee Stock Option Plan.
2.   Preference shares were redeemed in December 2000.

SCHEDULE 2 RESERVES AND SURPLUS

----------------------------------------------------------------------------------------------------------------------------
                                                   As of April 1,    Additions        Deductions         As of March 31,
                                                        2000                                                  2001
----------------------------------------------------------------------------------------------------------------------------
Capital Reserves                                      114,047              750 (a)       105,297 (b)              9,500
                                                      166,047                -            52,000                114,047
Capital Redemption Reserve                                 38          250,000 (c)             -                250,038
                                                           38                                  -                     38
Share Premium                                                        5,920,208 (d)                            5,920,208
Revaluation Reserve                                 1,047,110                -           157,038 (e)            890,072
                                                    1,110,455                -            63,345              1,047,110
Debenture Redemption Reserve                                -                -                 - (f)                  -
                                                        6,666                -             6,666                      -
Investment Allowance Reserve                           14,500                -                 -                 14,500
                                                       15,022                -               522                 14,500
General Reserve                                     5,818,881        6,281,424 (f)             -             12,100,305
                                                    3,464,230        2,385,008            30,357 (g)          5,818,881
                                                ----------------------------------------------------------------------------
                                                    6,994,576       12,452,382           262,335             19,184,623
            TOTAL                                   4,762,458        2,385,008           152,890              6,994,576
                                                ============================================================================

Corresponding figures for the previous year ended March 31, 2000 is given below current years figures
a)   Capital subsidy received
b)   Refer note 2 of schedule 19
c)   Transfers from Profit and Loss account
d) Rs.123,759 pursuant to issue of shares under Employee Stock Option Plan and Rs.5,796,449 on account of American Depository Offering by the Company, net of offering expenses of Rs. 273,429
e) Transfer to Profit and Loss account Rs 58,843 (2000 : Rs 45,546) and reduction on account of sale of revalued assets and other adjustments Rs 98,195 (2000 : Rs 17,799)
f) Transfer from Profit and Loss account Rs 6,281,424 (2000 : Rs 2,377,820) Debenture Redemption Reserve Rs nil (2000 : Rs 6,666) and Investment Allowance Reserve Rs Nil (2000 : Rs 522).
g) Deficit arising on account of amalgamation of Wipro Computers Limited with Wipro Limited, reduced from General Reserve (refer note 6).

                                 WIPRO LIMITED
                             (in rupees thousands)


                                                                -----------------------------------
SCHEDULE 3 SECURED LOANS                       Note                     Year ended March 31,
                                                                -----------------------------------
                                             Reference               2001                 2000
                                                                -----------------------------------
From banks
Cash Credit facility                             a                  203,187               96,091

External Commercial Borrowings                   b                  127,582              269,453

From Financial Institutions
Asset Credit Scheme                              c                   68,200               88,200
Term Loans                                       d                        -               36,900

Development loan from Government of
 Karnataka                                       e                    1,675                1,675
                                                                -----------------------------------
                                                                    400,644              492,319
                                                                ===================================

     Notes :

     a. Secured by hypothecation of stock-in trade, book debts, stores and spares, and secured/to be secured by a second mortgage over certain immovable properties.
     b. Foreign currency loan secured by hypothecation of movable fixed assets in certain software development centres at Bangalore and specific plant and machinery of Fluid Power unit.
     c.   Secured by hypothecation of specific machinery / assets.
     d.
          i. Rs Nil (2000 : Rs 16,600 ) Secured / to be secured by a pari passu second mortgage on all immovable properties.
          ii. Rs NiL ( 2000: Rs 20,300 ) secured by a first charge on certain movable properties at Bangalore.
     e. Secured by a pari passu second mortgage over immovable properties at Mysore and hypothecation of movable properties other than inventories, book debts and specific equipments referred to in Note a above.

                                                ------------------------------
SCHEDULE 4 UNSECURED LOANS                           Year ended March 31,
                                                ------------------------------
                                                     2001             2000
                                                ------------------------------
Fixed Deposits                                         886              886

Short Term Loans and advances
From other than Banks                                    -           49,692
Other Loans and Advances
Interest free loan from government                  45,261           34,841
Loans from state financial institutions              1,250            1,250
                                                ------------------------------
                                                    47,397           86,669
                                                ==============================

                             (in rupees thousands)

SCHEDULE 5 FIXED ASSETS

------------------------------------------------------------------------------------------------
Particulars                                            GROSS BLOCK
                              ------------------------------------------------------------------
                                 As on April      Additions      Deductions /     As on Mar 31,
                                   1, 2000                       adjustments          2001
                              ------------------------------------------------------------------
Land                                377,336        147,464          11,515            513,285
Buildings                         1,300,495        510,693          98,129          1,713,059
Railway siding                        4,000              -               -              4,000
Plant and Machinery               4,197,214      1,411,305         154,703          5,453,816
Furniture fixture and
equipment                           651,714        389,606          24,899          1,016,421
Vehicles                            217,729        117,453          18,614            316,568
Technical Know-how                    9,382              -           6,306              3,076
Patents and trade marks                  21              -              21                  0
                              ------------------------------------------------------------------
Total                             6,757,891      2,576,521         314,187          9,020,225
                              ------------------------------------------------------------------
March 31,2000                     5,615,301      1,330,736         188,147          6,757,891

------------------------------------------------------------------------------------------------------------------------------------
Particulars                                   PROVISON FOR DEPRECIATION BLOCK                                 NET BLOCK
                             -------------------------------------------------------------------------------------------------------
                                As on April   Depreciation for   Deductions /   As on Mar 31,      As on Mar 31,    As on March 31,
                                  1, 2000        the period      adjustments       2001               2001              2000
                             -------------------------------------------------------------------------------------------------------
Land                                   352               51              162             241            513,044           376,984
Buildings                          131,832           28,368            5,277         154,923          1,558,136         1,168,663
Railway siding                       3,599              201                -           3,800                200               401
Plant and Machinery              2,402,625          812,212          136,449       3,078,388          2,375,428         1,794,589
Furniture fixture and
equipment                          274,865          147,599           17,206         405,258            611,163           376,849
Vehicles                           110,738           49,368           11,225         148,881            167,687           106,991
Technical Know-how                   4,647              468            2,928           2,187                889             4,735
Patents and trade marks                 21                -               21               -                  -                 -
                             -------------------------------------------------------------------------------------------------------
Total                            2,928,679        1,038,267          173,268       3,793,678          5,226,547         3,829,212
                             -------------------------------------------------------------------------------------------------------
March 31,2000                    2,330,326          744,089          145,736       2,928,679          3,829,212         3,284,975

a. The fixed assets of the Company were revalued as at March 31, 1997, at depreciated replacement values based on valuation by an independent firm of chartered surveyors and valuers. The depreciated replacement values were arrived on the basis of market values, present condition and balance expected useful life of the asset. Where relevant, Indices published by the Reserve Bank of India and Confederation of Indian Industry were used in the valuation. The following amounts were added to the fixed assets on revaluation.

-------------------------------------------------------------------------------------------------------------
                                                 Gross         Depreciation      Net Block      Revalued
                                                 Block         Block                            Net Block
-------------------------------------------------------------------------------------------------------------
Land                                             123,532                -          123,532         166,097
Buildings (including tenancy rights)             685,341           37,541          647,800         791,034
Railway siding                                     3,988            2,988            1,000           1,000
Plant and Machinery                              771,697          245,576          526,121       1,644,994
Furniture fixture and equipment                                                                    128,543
Vehicles                                                                                            84,405
Technical Know-how                                (7,302)          (7,360)              58           2,808
Patents and trade marks                                                                                  1
                                             ----------------------------------------------------------------
Total                                          1,577,256          278,745        1,298,511       2,818,882
                                             ----------------------------------------------------------------

b. Additions to gross block and adjustments of provision for depreciation of the previous year include Rs. 28,270 and Rs. 10,643 respectively on account of assets of Wipro Computers Limited taken over on amalgamation.
c. Deductions to gross block and deductions / adjustments of provision for depreciation include Rs. 203,911 and Rs. 114,884 respectively on account of assets of erstwhile Peripherals Division transferred to Wipro e-Peripherals Limited (refer Note 7)
d.   Land includes leasehold land Rs 9,978 (2000 : Rs 11,817)
e.   Buildings :
     i) includes shares worth Rs 2 (2000 : Rs 2)
     ii) includes leasehold land / property Rs 4,241 (2000 : Rs 4,241)
     iii)  is net of depreciation during construction period.
f. Additions of previous year Rs Rs 10,774 of difference in exchange / forward contract premium on foreign currency borrowings utilised for acquisition of fixed assets.
g. Deduction / adjustment in Gross Block and in provision for depreciation includes Rs. 123,818 (2000 : 23,721) pertaining to increased value of revalued assets sold / discarded.
     The net amount of Rs. 98,195 (2000 : 17,799) has been adjusted from revaluation reserve.

                                 WIPRO LIMITED
           (in rupees thousands except share numbers and face value)


SCHEDULE 6 INVESTMENTS
All shares are fully paid up

------------------------------------------------------------------------------------------------------------------------------------
                                                                                Number      Face value      Year ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
Investments - Long Term (at cost)                                                                              2001          2000
                                                                                                          --------------------------
Investments in subsidiary companies
Unquoted
 Equity Shares
 Wipro Prosper Ltd                                                                   200    Rs 10                   2            2
 Wipro Trademark Holdings Ltd                                                        200    Rs 10                   2            2
 Wipro Inc, USA (200 shares acquired during the year)                              1,192    US $ 2500         129,270      105,940
 Wipro Japan KK, Japan                                                               650    JPY 50,000          9,738        9,738
 Wipro Net Ltd  (10,076,542 shares acquired during the year)                  20,600,927    Rs 10           1,192,460      105,244
 Wipro Welfare Ltd                                                                66,171    Rs 10                 662          662
                                                                                                          --------------------------
                                                                                                            1,332,134      221,588
                                                                                                          --------------------------
 Preference Shares
 9 % cumulative redeemable preference shares held in                               1,800    Rs 10                  18           18
                                                                                                          --------------------------
 Wipro Trademark Holdings Ltd                                                                                      18           18
                                                                                                          --------------------------
Investments in equity shares of other companies
 Quoted
 Trade Investments
 Dynamatic Technologies Ltd                                                          100    Rs 10                   1            1
 Other Investments
 HDFC Bank Ltd                                                                       100    Rs 10                   1            1
 Kashyap Radiant Systems Ltd (Sold during the year)                              500,000    Rs 10                            5,000
                                                                                                          --------------------------
                                                                                                                    2        5,002
                                                                                                          --------------------------
 - Unquoted
 Wipro GE Medical Systems Ltd #                                                4,900,000    Rs 10              49,000       49,000
 Net Kracker Ltd (1,863,520 shares acquired during the year) #                 1,863,520    Rs. 10             18,635
 Wipro e-Peripherals Limited
 (5,460,000 equity shares acquired during the year)                            5,460,000    Rs 10              54,600
 Wipro Finance Limited  (sold during the year 48,304,901 shares)                            Rs 10                   &            &
                                                                                                          --------------------------
                                                                                                              122,235       49,000
                                                                                                          --------------------------
Investments in preference shares / debentures of other Companies

 Unquoted
 Investments in preference shares of Wipro Finance Ltd
 Convertible preference shares in Wipro Finance Ltd (sold during
 the year 2,500,000 shares)                                                                 Rs 100                  -            &
 Convertible preference shares in Wipro Finance Ltd (sold during
 the year 2,000,000 shares)                                                                 Rs 100                  -            &
 Redeemable preference shares in Wipro Finance Ltd                             3,000,000    Rs 100                  -            &
 Convertible preference shares in Net Kracker Ltd.(acquired during
 the year) (note #)                                                              543,300    Rs. 100            54,330
 12.5% unsecured Non convertible debentures of Wipro e-Peripherals             4,000,000    Rs. 100            40,000
                                                                                                          --------------------------
                                                                                                               94,330            -
                                                                                                          --------------------------
 Other Investments (unquoted)
 Redeemable floating rate bonds of State Bank of India                             2,500    Rs 1,000            2,500        2,500
 Indira Vikas Patra (maturity value Rs 66,003) (purchased during the year)
                                                                                                               47,952            -
 Bonds of GE Capital Services India Ltd (refer note 10)                                                       145,468      292,121
   (maturity value Rs 240,500)
                                                                                                          --------------------------
                                                                                                              195,920      294,621
                                                                                                          --------------------------
TOTAL                                                                                                       1,744,639      570,229
                                                                                                          ==========================
Less : Provision for diminution in value of investments, other than note &                                    108,196      108,196
                                                                                                          --------------------------
TOTAL                                                                                                       1,636,443      462,033
                                                                                                          ==========================
Aggregate book value of quoted investments                                                                          2        5,002
Aggregate book value of unquoted investments (net of provision)                                             1,636,441      457,031
Aggregate market value of quoted investments                                                                       25        7,531
------------------------------------------------------------------------------------------------------------------------------------

Notes :

# Equity investments in these companies carry certain restrictions on transfer of shares that are normally provided for in joint venture / venture funding agreement.
& Provision for diminution in value of investments in Wipro Finance Limited, erstwhile subsidiary of the Company is outlined below.

------------------------------------------------------------------------------------------------------
                                                                                 Year ended March 31,
                                                                             -------------------------
                                                                                  2001           2000
                                                                             -------------------------
Equity shares (sold during the year)                                                 -        559,805
Convertible preference shares (sold during the year)                                 -        321,600
Convertible preference shares (sold during the year)                                 -        200,000
Redeemable preference shares                                                   300,000        300,000
                                                                             -------------------------
                                                                               300,000      1,381,405
                                                                             -------------------------
Less : Provision for diminution in value of investments                        300,000      1,381,405
------------------------------------------------------------------------------------------------------

                                 WIPRO LIMITED
                             (in rupees thousands)

SCHEDULE 7 INVENTORIES

                                                      ------------------------
                                                           As on March 31,
                                                         2001           2000
                                                      ------------------------
Stores and Spares                                        44,689         42,914
Raw Materials                                           499,536        497,545
Stock-in-process                                        121,190         92,970
Finished goods                                          487,115        581,730
Stock-in-trade land *                                         -        125,000
                                                      ------------------------
                         TOTAL                        1,152,530      1,340,159
                                                      ========================


Basis of stock valuation :

Raw materials, stock-in-process and stores and spares at or below cost. Finished products at cost or net realisable value, whichever is lower.

* Value at fair market value on the date of conversion from stock in trade or current market value whichever is lower.
SCHEDULE 8 SUNDRY DEBTORS
(Unsecured)

                                                      ------------------------
                                                           As on March 31,
                                                         2001           2000
                                                      ------------------------
Over Six Months
Considered good                                         448,945        258,667
Considered doubtful                                     292,593        196,603
                                                      ------------------------
                                                        741,538        455,270
                                                      ------------------------
Others
Considered good                                       5,727,712      4,210,714
Considered doubtful                                       5,291              -
                                                      ------------------------
                                                      5,733,003      4,210,714
                                                      ------------------------

Less: Provision for doubtful debts                      297,884        196,603
                                                      ------------------------
                         TOTAL                        6,176,657      4,469,381
                                                      ========================


SCHEDULE 9 CASH AND BANK BALANCES

                                                      ------------------------
                                                           As on March 31,
                                                         2001           2000
                                                      ------------------------
Cash and cheques on hand                                661,678        304,316
Balances with scheduled banks
On Current account                                      527,989        265,012
In Deposit account                                       84,091          2,254
Balances with other banks in current account
Inkom Bank, Russia                                           43             60
Midland Bank, U K                                        52,122         35,872
Wells Fargo, U S A                                      597,294        139,763
Nations Bank                                                  -             13
Socite General                                          460,378              -
Bank of America                                              10              -
First Chicago                                           390,806              -
Citibank,                                               875,432              -
FCC National Bank                                       391,739              -
Chase Manhatten                                         421,815              -
Great Western Bank                                           24              -
                                                      ------------------------
                                                      4,463,421        747,290
                                                      ========================

Maximum balances during the year
Inkom Bank, Russia                                           43             60
Midland Bank, U K                                       362,362        100,263
Wells Fargo, U S A                                      770,615        762,886
Nations Bank                                                 13             13
Socite General                                          460,378              -
Bank of America                                              10         51,375
First Chicago                                           390,806             60
Citibank,                                               875,432            Nil
FCC National Bank                                       391,739        100,263
Chase Manhatten                                         421,815        762,866
Great Western Bank                                           24              -

                                 WIPRO LIMITED
                             (in rupees thousands)

SCHEDULE 10 LOANS AND ADVANCES
(Unsecured, considered good unless otherwise stated)

                                                                             --------------------------
                                                                                  As on March 31,
                                                                                   2001            2000
                                                                             --------------------------
Advances and loans to subsidiaries                                               25,418           1,375
Advances recoverable in cash or in kind or for value to be received
 Considered good                                                              1,063,775         664,237
 Considered doubtful                                                            125,483          55,616
                                                                             --------------------------
                                                                              1,189,258         719,853
                                                                             --------------------------

 Less: Provision for doubtful advances                                          125,483          55,616
                                                                             --------------------------
                                                                              1,063,775         664,237
                                                                             --------------------------
 Inter Corporate Deposits                                                     1,052,000         100,000
 Other Deposits                                                                 490,329         371,825
 Certificate of deposits with foreign banks                                   3,326,108               -
 Advance income-tax (net of provision)                                           19,067               -
 Balances with excise and customs                                                15,994          73,390
                                                                             --------------------------
                         TOTAL                                                5,992,691       1,210,827
                                                                             ==========================

Note:

a) Other Deposits include Rs 25,000 ( 2000 : Rs 25,000 ) security deposits for premises with a firm in which a director is Interested

SCHEDULE 11 LIABILITIES

                                                    --------------------------
                                                            As on March 31,
                                                          2001            2000
                                                    --------------------------

Acceptances                                                  -          12,601
Sundry Creditors                                     1,607,681       1,359,768
Unclaimed dividends                                        180             406
Advances from customers                                847,732         850,958
Other liabilities                                    1,982,264       1,440,706
Balance due to Subsidiary Companies                     34,091           3,787
Interest accrued but not due on loans                      469           1,423
Other deposits                                         340,983         387,983
                                                    --------------------------
                                                     4,813,400       4,057,632
                                                    ==========================

SCHEDULE 12 PROVISIONS

                                                    --------------------------
                                                            As on March 31,
                                                          2001            2000
                                                    --------------------------
Employee retirement benefits                           404,901         265,915
Interim dividend payable                                     -          69,870
Proposed dividend                                      116,217
Tax on proposed dividend                                11,854           7,686
Provision for taxation (less payments)                       -          84,746
                                                    --------------------------
                                                       532,972         428,217
                                                    ==========================

SCHEDULE 13 OTHER INCOME

                                                    --------------------------
                                                            As on March 31,
                                                          2001            2000
                                                    --------------------------
Dividend                                                31,853          14,720
Interest                                               313,005          72,225
Net discount / premium on Certificate of Deposit        (2,548)              -
Rental Income                                           15,610          18,770
Profit on Sale of Investments                            4,000             681
Profit on disposal of fixed assets                      49,162          16,737
Difference in exchange                                  86,399          37,252
Royalty                                                 30,789               -
Miscellaneous Income                                   164,645          96,923
                                                    --------------------------
                                                       692,915         257,308
                                                    ==========================

Notes:

a) Tax deducted at source  Rs 65,183 ( 2000 : Rs 14,300 )

                                 WIPRO LIMITED
                             (in rupees thousands)

SCHEDULE 14 COST OF GOODS SOLD

                                                            --------------------------
                                                 Schedule        As on March 31,
                                                            --------------------------
                                                                   2001           2000
                                                            --------------------------
Raw materials, Finished and Process Stocks             17     8,206,916      8,625,323
Stores & Spares                                                 174,555        249,729
Power and Fuel                                                  310,441        215,277
Salaries, wages and bonus                                     2,733,429      1,545,460
Contribution to provident and other funds                       103,362         67,280
Gratuity and pension                                             78,239         50,512
 Workmen and Staff welfare                                      188,220        115,743
Insurance                                                         6,660          8,472
Repairs to factory buildings                                     38,554          5,516
Repairs to Plant & Machinery                                     73,655         37,156
Rent                                                            196,129        143,431
Rates & Taxes                                                    13,450         18,672
Packing                                                          28,669         49,769
Travelling and allowance                                      4,956,452      3,479,123
Depreciation                                                    738,582        547,263
Miscellaneous                                                   373,812        175,790
Less: Capitalised (refer note 14)                              (117,878)      (130,606)
                                                            --------------------------
               TOTAL                                         18,103,247     15,203,910
                                                            ==========================


SCHEDULE 15 SELLING GENERAL AND ADMINISTRATIVE EXPENSES

                                                    ----------------------
                                                         As on March 31,
                                                           2001       2000
                                                    ----------------------
Salaries, wages and bonus                               924,346    656,656
Contribution to provident and other funds                40,131     24,719
Gratuity and pension                                     27,609     26,345
Workmen and Staff welfare                               123,640     80,669
Insurance                                                20,676     10,910
Repairs to buildings                                      4,596      4,507
Rent                                                     80,889     94,262
Rates and taxes                                          90,141     31,162
Carriage and freight                                    223,745    203,664
Commission on sales                                     659,432    597,119
Auditors' remuneration and expenses
     Audit fees                                           3,150      3,300
     For certification including tax audit                1,162      1,004
    Reimbursement of expenses                               508        382
Advertisement and sales promotion                       471,824    339,332
Loss on sale of fixed assets                                803      8,673
Directors' fees                                             922        193
Depreciation                                            240,841    151,280
Traveling and allowances                              1,075,868    604,897
Communication                                           326,311    206,906
Provision/write off of bad debts                        266,516    267,360
Miscellaneous                                           821,271    682,314
                                                    ----------------------
             TOTAL                                    5,404,381  3,995,654
                                                    ======================

SCHEDULE 16 INTEREST

                                 WIPRO LIMITED
                             (in rupees thousands)


                                                      ------------------
                                                         As on March 31,
                                                      ------------------
                                                          2001     2000
                                                      ------------------
  On debentures                                                   1,502
  On other fixed loans                                  16,354   70,676
  Others                                                52,536  214,504
                                                      ------------------
                       Total                            68,890  286,682
                                                      ------------------

SCHEDULE 17 RAW MATERIALS, FINISHED AND PROCESS STOCKS

                                                                  ---------------------------
                                                                        As on March 31,
                                                                  ---------------------------
                                                                         2001            2000
                                                                  ---------------------------
Consumption of raw materials and bought out components
------------------------------------------------------
 Opening stocks                                                       497,545         491,956
 Add : Purchases                                                    3,873,857       4,443,791
 Add : Taken over on merger (refer note 6)                                  -         111,428
 Less : Transfer on sale of undertaking                               136,772               -
 Less : Closing stocks                                                499,536         497,545
                                                                  ---------------------------
                                                                    3,735,094       4,549,630
                                                                  ---------------------------

                                                                  ---------------------------
 Purchase of finished products for sale                             4,493,704       4,078,145
                                                                  ---------------------------

 (Increase)/decrease in finished and process stocks
---------------------------------------------------
 Opening stock: In process                                             92,970         100,376
              : Finished products                                     581,730         531,430

Taken over on merger: In Process (refer note 6)                                         1,242
                    : Finished products                                                39,200

Less : Transfer on sale of undertaking: In Process                     12,200
                                      : Finished Products              95,780


 Less : Closing stocks: In process                                    121,190          92,970
                      : Finished products                             487,115         581,730
                                                                  ---------------------------
                                                                      (41,585)         (2,452)
                                                                  ---------------------------

 (Increase)/Decrease in stock-in-trade: land
--------------------------------------------
 Opening Stock                                                        125,000         177,000
 Less : Closing stock                                                                 125,000
 Less : Drawn from Capital Reserve (refer note 2)                     105,297          52,000
                                                                  ---------------------------
                                                                       19,703               0
                                                                  ---------------------------

                                                                  ---------------------------
                                         TOTAL                      8,206,916       8,625,323
                                                                  ===========================


SCHEDULE 18 NON - RECURRING / EXTRAORDINARY ITEMS

                                                        -----------------------
                                                             As on March 31,
                                                        -----------------------
                                                           2001            2000
Provision for diminution in value of investments              -       (808,701)
Gain / (Loss) on Sale of shares                              55       (809,838)
Gain on sale of investments in Wipro Net Limited              -      1,095,448
Gain on transfer of business (refer note 7)              15,981              -
                                                        -----------------------
                                      TOTAL              16,036       (523,091)
                                                        =======================

WIPRO LIMITED

Schedule - 19

SIGNIFICANT ACCOUNTING POLICIES
Accounting convention

Accounts are maintained on an accrual basis under the historical cost convention.

Revenue recognition
 . Sales include applicable sales tax unless separately charged, export incentives, excise and are net of discounts and cost provisions for services as per sales contract terms.
 . Sales are recognized on despatch, except in the following cases :
  - Consignment sales are recognized on receipt of statement of account from the agent
  - Sales, which are subject to detailed acceptance tests, revenue is reckoned based on milestones for billing, as provided in the contracts
  - Software revenue is recognized on the basis of chargeable time or achievement of prescribed milestones for billing as provided in the contracts
 . Export incentives are accounted on accrual basis and include estimated realizable values/benefits from special import licenses and Advance licenses.
 . Agency commission is accrued on shipment of consignment by principal.
 . Maintenance revenue is considered on acceptance of the contract and is accrued over the period of the contract.
 . Other income is recognized on accrual basis.

Research and Development
Revenue expenditure on research and development is charged to Profit and Loss account and capital expenditure is shown as addition to fixed assets.

Provision for retirement benefits
For employees covered under group gratuity scheme of LIC, gratuity charged to Profit and Loss account is on the basis of premium demanded by LIC. Provision for gratuity (for certain category of employees) and leave benefit for employee's is determined as per actuarial valuation at the year end. Defined contributions for provident fund and pension are charged to the Profit and Loss account based on contributions made in terms of applicable schemes, after netting off the amounts rendered surplus on account of employees separated from the Company.

Fixed Assets and Depreciation
Fixed assets were revalued as at March 31, 1997. Such assets are stated at revalued amounts less depreciation. Assets acquired after March 31, 1997 are stated at cost less depreciation. Interest on borrowed money allocated to and utilized for fixed assets, pertaining to the period upto the date of capitalization and other revenue expenditure incurred on new projects is capitalized. Assets acquired on hire purchase are capitalized at the gross value and interest thereon is charged to Profit and Loss account. Renewals and replacement are either capitalized or charged to revenue as appropriate, depending upon their nature and long term utility.

In respect of leased assets, lease rentals payable during the year is charged to Profit and Loss account.

Depreciation is provided on straight line method at rates specified in Schedule XIV to the Companies Act, 1956, except on computers, furniture and fixture, office equipment, electrical installations (other than those at factories) and vehicles for which commercial rates are applied. Technical know-how is amortized over six years.

Foreign currency transactions
Foreign currency transactions are recorded at the spot rate at the beginning of the concerned month. Year end balances of foreign currency assets and liabilities are restated at the closing rate/forward contract rate, as applicable. Resultant differences in respect of liabilities relating to acquisition of fixed assets are capitalized other differences on restatement or payment are adjusted to revenue account.

Forward premiums in respect of forward exchange contracts are recognized over the life of the contract, except that premiums relating to foreign currency loans for the acquisition of fixed assets are capitalized.

Inventories

Finished goods are valued at cost or net realizable value, whichever is lower. Other inventories are valued at cost less provision for obsolescence. Indigenously developed software products are valued at cost, which reflects their remaining economic life. Small value tools and consumables are charged to consumption on purchase. Stock-in-trade : Land is valued at the value on the date of conversion from capital assets to stock-in-trade or current market value, whichever is lower. Cost is computed on weighted average basis.

Investments
Investments are stated at cost. Diminution in value is provided for where the management is of the opinion that the diminution is of permanent nature.

Notes to accounts
( All figures are reported in rupees thousands, except data relating to equity share or unless stated otherwise)

1. i) The Company has provided depreciation at the rates specified in Schedule XIV to the Companies Act, 1956, except in cases of the following assets which are depreciated at commercial rates which are higher than the rates specified in Schedule XIV. Depreciation over the years is provided upto total cost of assets

     ---------------------------------------------------------------------------------------------------
     Class of Asset                                  Depreciation rate          Per Schedule
                                                     applied                    XIV
     ---------------------------------------------------------------------------------------------------
                                                     %
     ---------------------------------------------------------------------------------------------------
     Data Processing equipment & Software             50.00                      16.21
     ---------------------------------------------------------------------------------------------------
     Furniture and fixtures                           19.00                       6.33
     ---------------------------------------------------------------------------------------------------
     Electrical Installations                         19.00                       4.75
     ---------------------------------------------------------------------------------------------------
     Office equipment                                 19.00                       4.75
     ---------------------------------------------------------------------------------------------------
     Vehicles                                         24.00                       9.50
     ---------------------------------------------------------------------------------------------------

     ii) Depreciation at 100% have been provided on assets costing less than Rs. 5

     2. (i) In fiscal 1995, the Company had converted a fixed asset (consisting of land) into stock-in-trade at the then fair market value. The surplus (market price less original cost) arising on such conversion was credited to Capital Reserve. In fiscal 2000, there was a further reduction of Rs. 52,000 in the value of said land compared to carrying value at the beginning of the previous year. This reduction in value was recognized in the Profit and Loss account and an equivalent amount was drawn from the Capital Reserve created on the conversion, to offset the impact of such reduction on the Profit and Loss account.

     (ii)In fiscal 2001 the aforesaid land has been sold and realised profit on sale of land of Rs. 105,297 ,considering its original cost, as represented by the residual amount in Capital Reserve is transferred to the Profit and Loss account.

3. Estimated amount of contracts remaining to be executed on Capital account and not provided for is Rs. 400,280 ( 2000 : Rs 160,034)

4.   Contingent liabilities in respect of:

     i)  Claims against the Company not acknowledged as debts Rs. 9,060 ( 2000:
         Rs. 8,892)

     ii) Disputed demands for excise, customs, income tax, sales tax and other matters Rs. 221,060 ( 2000: Rs. 189,860)

5. Depreciation for the year has been provided on the revalued amount. However, depreciation of Rs. 58,843 (2000 : 45,546 ) provided on the increase in value on account of revaluation , has been drawn from revaluation reserve and the net amount has been charged to the profit and loss account.

6. Wipro Computers Limited was amalgamated with the Company effective April 1, 1999. The deficit arising on accounting for the amalgamation was drawn out of General Reserve.

7. During the year, with effect from 1/st/ September 2000, the company transferred the business of manufacturing and distribution of Computer Peripherals to Wipro e-Peripherals Limited (WeP) for a consideration of Rs. 270,880 received by way of - 5,460,000 equity shares of Rs. 10 each in Wipro e-Peripherals Limited, 1,000,000 12.5% unsecured Non convertible debentures of Rs. 100 each in WEL and cash of Rs. 116,280. The transaction resulted in a gain of Rs. 15,981 which has been shown as extraordinary item.

8. Amount received from employees on exercise of stock option, pending allotment of shares is shown as share application money pending allotment.

9. During the year the Company acquired 10,076,542 equity shares of Wipro Net Limited representing 45 % of interest held by KPN Group for Rs 1,087,216. Contemporaneously, equity of Wipro Net Limited (WNL) was restructured by spinning off its retail ISP segment into a separate Company Net Kracker Limited. The Company has invested Rs. 18,635 in equity shares and Rs 54,330 in convertible preference shares of Net Kracker Limited.

10 Company had, in October 1999, an ECB of USD 8,150('000s) equivalent to Rs. 354,364. At that time, the Company entered into an arrangement with a Bank (counter party) for the structured repayment of this loan. As per the agreement, Company made an investment in deep discount bonds of one of the corporate, with highest credit rating. The maturity value of such bonds have been assigned to the counter party which has, in turn, agreed to discharge the Company's ECB liability on the scheduled due dates. Consequent to this, exchange risk of the ECB liability was crystallised in the hands of the company and the premium paid at the time of structured payment is being amortised in the books of account over the balance tenure of ECB loan. The bonds in which the company has invested have varying maturity dates. The amount due on maturity is offset against ECB loan liabilities. At the end of ECB loan tenure, loan liability will match with the amount due on the last maturity of bonds.

11 In fiscal 2000, the Company sold 4,694,795 equity shares in Wipro Net Limited (WNL) resulting in an extraordinary income of Rs. 1,095,449. Of the total shares sold, on 1,791,385 shares, the buyer has a put option and the Company has call option for a specified period. The price band for the remaining period is Rs. 658 to Rs. 700.

12. In fiscal 2000, the Company carried out a comprehensive review of the financial position of Wipro Finance Limited, the erstwhile subsidiary of the Company. On the basis of its review, the Company infused an additional equity of Rs. 450,000 Convertible Preference shares of Rs.200,000 and Redeemable Preference shares of Rs.300,000, to discharge all its obligations.

     To focus on its core business, the Company divested significant portion of its holding in Wipro Finance Limited, resulting in an extraordinary loss of Rs. 809,839. Following the di-vestment, Wipro Finance Limited ceases to be a subsidiary of the Company. Further, realisability of the remaining investments in Wipro Finance Limited, in the opinion of the management, is estimated to be negligible. The Company provided for diminution in the value of such investments aggregating Rs. 700,505. In December 2000 the Company sold off all its investments in Wipro Finance Limited except for Rs. 300,000 of redeemable preference shares in Wipro Finance Limited.

13 Company has instituted various Employee Stock Option Plans. The compensation committee of the board evaluates the performance and other criteria of employees and approves the grant of options. These options vest with employees over a specified period subject to fulfillment of certain conditions. Upon vesting, employees are eligible to apply and secure allotment of Company's shares at a price determined on the date of grant of options. The particulars of options granted under various plans is tabulated below.

October 1999 - plan                                                            Year ended  March  31, 2001
                                                      ----------------------------------------------------------------------------
                                                                                                 Weighted         Weighted-
                                                                                Range of          average          average
                                                                            exercise prices   exercise price      remaining
                                                        Shares arising       and grant date   and grant date   contractual life
                                                        out of options        fair values       fair values        (months)
                                                      ------------------    ---------------   ---------------  ----------------
Outstanding at the beginning of the period......            2,412,150         1,024 - 2,522             1,091                36
Granted during the period.......................            2,672,000         1,853 - 2,419             1,860                32
Forfeited during the period.....................             (405,550)                1,086             1,086                30
Exercised during the  period....................             (114,169)                1,086             1,086                 -
Outstanding at the end of the period............            4,564,431         1,024 - 2,522             1,542                29
Exercisable at end of the period................               86,491         1,024 - 2,522             1,284                 -

October 2000 - plan                                                           Year  ended  March  31, 2001
                                                        ------------------------------------------------------------------------
                                                                                                 Weighted         Weighted-
                                                                                Range of          average          average
                                                                            exercise prices   exercise price      remaining
                                                        Shares arising       and grant date   and grant date   contractual life
                                                        out of options        fair values       fair values        (months)
                                                      ------------------    ---------------   ---------------  ----------------
Outstanding at the beginning of the period......               3,520,300      2,382 - 2,746             2,397                40
Granted during the period.......................                (305,950)             2,382             2,382                41
Forfeited during the period.....................               3,214,350      2,382 - 2,746             2,397                40
Outstanding at the end of the period............                       -
Exercisable at end of the period................

ADR - plan                                                                    Year  ended  March  31, 2001
                                                        ------------------------------------------------------------------------
                                                                                                 Weighted         Weighted-
                                                                                Range of          average          average
                                                                            exercise prices   exercise price      remaining
                                                        Shares arising       and grant date   and grant date   contractual life
                                                        out of options        fair values       fair values        (months)
                                                      ------------------    ---------------   ---------------  ----------------
Outstanding at the beginning of the period......
Granted during the period.......................                268,750             $41.375           $41.375                37
Forfeited during the period.....................                 (4,000)            $41.375           $41.375                39
Outstanding at the end of the period............                264,750             $41.375           $41.375                37
Exercisable at end of the period................                      -

14. Amount capitalised comprise following revenue expenditure incurred during the construction period.

                                                                             Year ended
                                                                    Mar 31, 2001   Mar 31, '2000
     Raw material, finished goods (including
     Manufactured products) and process stock                          104,461        130,606
      Pre-operative expenses
      ----------------------
      Power and Fuel                                Rs.  10,995
      Conveyance expense                            Rs.     233
      Professional expense                          Rs.   2,189         13,417
                                                                       117,878        130,606

15    Provision for taxation comprises of following:

(i) Rs.611,324 ( 2000 : Rs. 169,175) in respect of foreign taxes including Rs. 18,000 ( 2000 : Rs. 18,600 )in respect of earlier year
(ii) Rs.377,676 ( 2000; Rs 328,825 ) in respect of Indian Income Tax including Rs 60,000 ( 2000 :Rs.50,000) in respect of earlier years.
(iii) Rs. 3,000 ( 2000 : Rs 3,000 ) in respect of Wealth Tax.

16 Sundry creditors include an amount of Rs. 50,848 (2000 : 27,843) being amount payable to suppliers, who are Small Scale Industrial Undertakings
      (SSI) as defined under the Industrial ( Development and Regulation ) Act 1951, exceeding Rs. 100 in aggregate and out outstanding for a period in excess of 30 days as at the date of Balance Sheet. The list of such SSI's is attached.

17 Computation of net profit in accordance with section 198 read with section 349 of the companies act, 1956

                                                                                           March 31, 2001           March 31, 2000
      Profit before taxation                                                                    7,655,487                3,506,675
      Add  : Depreciation as per accounts *
             Managerial Remuneration                                         1,07,431                        68,515
             Provision for doubtful debts / Advances                         2,78,021              385,452  137,544        206,059
      Less : Bad debts written off                                            122,189                       218,286
             Amount drawn from Capital Reserve                                      -              122,189  135,000        353,286
      Net profit for section 198 of the Companies Act, 1956                                      7,918,750               3,359,448
      Commission payable :
      @ 0.40% of the above profits to the Chairman & Managing Director                              31,675                  13,960
      @ 0.30% to Vice Chairman and                                                                  23,756                   6,979
      @ 0.10% to Vice Chairman and                                                                   7,919                   3,489
      @ 0.10% pro rate to a Vice Chairman                                                            5,279                   4,371
      Managerial remuneration comprises :
      Salary and allowances ( including joining bonus for the previous year )                       20,378                  32,189
      Commission                                                                                    68,628                  28,799
      Pension Contribution                                                                          11,991                   4,284
      Contribution to Provident Fund                                                                   640                     745
      Perquisites                                                                                    5,794                   2,498

      Total                                                                                        107,431                  68,515

      * For the year 2000-01, net profit is computed on book depreciation which is lower than depreciation computed under Section 350 of Companies Act, 1956

      Fees paid to the Non-executive director in the professional capacity after obtaining the approval of the Central Government has not been considered in the Managing Director remuneration.

      The remuneration of Managing Director from 31/st/ December 2000 to the extent of Rs. 16,455 is subject to the approval of share holders in the ensuing Annual General Meeting.

18. Corresponding figures for previous year have been regrouped, wherever necessary, to confirm to this year's classification. Current year figures are not comparable with the previous year to the extent of transfer of peripherals business with effect from 1/st/ September 2000.

   ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PART II OF SCHEDULE VI TO THE COMPANIES ACT 1956
   i) Licensed / registered / installed capacities

    --------------------------------------------------------------------------------------------------------------------------------
                                                                                      Registered Capacity      Installed Capacity @
                                                                                    ------------------------------------------------
                                                                                     March 31,   March 31,    March 31,    March 31,
                                                      Unit                                2001        2000         2001         2000
    --------------------------------------------------------------------------------------------------------------------------------
     Vanaspati / Hydrogenated oils                    T P A *                          144,000     144,000       56,250       56,250
     Hydraulic and pneumatic equipment                N P A #                           40,000      40,000       40,000       40,000
     Tipping gear systems                             N P A #                            2,000       2,000        2,000        2,000
     Toilet Soaps                                     T P A *                           42,750      42,750       28,000       28,000
     Leather shoe uppers, leather shoes               Pairs / Nos (1000's) p.a             750         750          750          750
     and allied articles                              in lakhs
     Fatty acids                                      T P A *                           20,000      20,000       20,000       20,000
     Glycerine                                        T P A *                            2,000       2,000        1,800        1,800
     GLS lamps                                        000s                              50,000      50,000       50,000       50,000
     TL Shells                                        000s                              12,694      12,694       12,694       12,694
     Flourescent tubelights                           000s                              10,694       8,139       10,694        8,139
     Mini computers / micro processor based systems   Ex-factory turnover in million
     and data communication systems                   rupees per annum                   2,700       2,700        2,700        2,700
     Micro processor based computers and peripherals  N P A  #                           8,500       8,500       72,500       72,500
     Computers and communication boards               N P A  #                           8,500       8,500        8,500        8,500
     Computer software (domestic)                     Rupees in million                    100         100            -            -

@ Installed capacities are as per certificate given by management on which auditors have relied.
* TPA indicates tons per annum   # NPA indicates nos. per annum   $ on per shift
  basis

ii) Production and Sales

    --------------------------------------------------------------------------------------------------------------------------------
                                                                   Production #                           Sales
    --------------------------------------------------------------------------------------------------------------------------------
                                                                March 31,   March 31,      March 31, 2001         March 31, 2000
                                                                     2001        2000
                                                     Unit      Quantity #  Quantity #    Quantity     Rs 000    Quantity      Rs 000
    --------------------------------------------------------------------------------------------------------------------------------
Software services                                                                                 17,540,755              10,142,163
Mini computers/micro processor based
Systems and data communication systems                Nos          62,779      56,866      62,321  6,368,530      73,067   5,409,904
Serial printers                                       Nos          28,422      92,940      39,974    837,846     171,615   2,325,725
Toilet soaps                                         Tons          23,274      20,474      23,853  1,964,211      19,818   1,720,958
Post sales support and related IT services                                                         1,209,487                 759,849
Vanaspati/hydrogenated oils                          Tons          16,098      23,522      15,918    488,464      23,945     831,439
Lighting products                                    000s               &           &           -    902,785                 772,060
Hydraulic and pneumatic equipment                     Nos          51,177      47,561      50,552    639,953      45,791     600,909
Tipping gear systems                                  Nos           3,788       4,289       3,788    148,278       4,289     154,018
Shoe uppers and full shoes ( pairs )                 000s             511         520         508    144,901         521     136,388
Fatty acids                                          Tons          13,104      12,279     $   339     10,025         997      30,297
Gylcerine %                                          Tons             426         336 %       459     32,076         304      18,858
Reagent kits/ spares of analytical instruments        Nos           6,722       9,470      31,539    377,519      34,247     256,117
Spares / components for cylinders / tippers             &                                             83,041                  97,224
Agency commission                                                                   -                346,216                 123,547
Software products                                                                                    146,270                 221,080
Stock in trade Land                                                                                  125,000
                                                                                                 -----------             -----------
                                TOTAL                                                             31,365,357              23,600,536
                                                                                                 -----------             -----------
                          Less:  Excise Duty                                                         826,267                 864,922
                                                                                                 -----------             -----------
                                TOTAL                                                             30,539,090              22,735,614
                                                                                                 ===========             ===========

# includes samples and shortages
$ includes 12,715 tons ( 2000 : 11,271 ) used for own consumption
% includes Nil tons ( 2000 : 3,724 ) used for own consumption
& it is not practicable to give quantitative information in the absence of common expressible unit.

            ( in rupees thousands )
 iii)  Closing Stocks

---------------------------------------------------------------------------------------------
                                                   March 31, 2001        March 31, 2000
                                              -----------------------------------------------
                                      Unit       Quantity    Rs 000s    Quantity    Rs 000s
---------------------------------------------------------------------------------------------
Mini computers/micro processor
based systems * and data              Nos             556     165,771        828    133,892
communication systems *
Serial Printers *                     Nos               -           -     11,552    132,758
Toilet Soaps                          Tons            973      40,674      1,282     58,908
Vanaspati / hydrogenated oils         Tons            646      15,605        466     13,710
Lighting Products *                                            88,375          -     44,448
Hydraulic and pneumatic equipment     Nos           4,322      71,793      3,697     62,002
Shoe Uppers and full shoes (pairs)    000s              8       1,997          5        396
Fatty acids                           Tons            121         109         71      2,058
Glycerine                             Tons             45       2,711         78      3,422
Others                                                          3,245                67,308
                                                             ---------             ---------
                                                              390,280               518,902
Closing Stock of traded goods
Reagent Kits/Spares of
Analytical instruments                Nos          18,468      72,975     19,394     52,286
Others                                                         23,860                10,542
                                                             ---------             ---------
                                                              487,115               581,730
                                                             =========             =========

* includes traded products; bifurcation between manufactured and traded products not practicable


Purchases for trading

---------------------------------------------------------------------------------------------
                                                   March 31, 2001        March 31, 2000
                                              -----------------------------------------------
                                      Unit       Quantity    Rs 000s    Quantity    Rs 000s
---------------------------------------------------------------------------------------------
Computer  units /printers             Nos          15,725  3,307,191      92,520  3,474,196
Lighting Products *                                          455,167           -    245,589
Reagent kits/Spares of
analytical instruments                Nos          23,891    299,564      34,190    203,372
Spares/Components for
tippers/cylinders*                                            35,218                 35,357
Others*                                                      396,564                119,631
                                                           ---------              ---------
                                                           4,493,704              4,078,145
                                                           =========              =========

* It is not practicable to give quantitative information in the absence of common expressible unit.

Raw materials consumed

---------------------------------------------------------------------------------------------
                                                   March 31, 2001        March 31, 2000
                                              -----------------------------------------------
                                      Unit       Quantity    Rs 000s    Quantity    Rs 000s
---------------------------------------------------------------------------------------------
Peripherals/ Components for              #
computers                                                  2,297,597              2,822,992
Oils and fats                         Tons         32,117    548,277      46,924    850,988
Components for cylinders                 #                   327,633                318,902
Tinplates                             Tons             41      1,484         513     19,053
Components for lighting products         #                   176,439           -    226,690
Leather                             Sq.ft.
                                    (000s)            538     59,388         585     85,795
Others                                   #                   324,276                225,210
                                                           ---------              ---------
                                                           3,735,094              4,549,630
                                                           =========              =========

# It is not practicable to give quantitative information in the absence of common expressible unit.

vi) Value of imported and indigenous materials consumed

    ----------------------------------------------------------------------
                                 March 31, 2001         March 31, 2000
                            ----------------------------------------------
                                     %     Rs 000s          %     Rs 000s
    ----------------------------------------------------------------------
     Raw Materials
     Imported                       53   1,961,729         43   1,937,078
     Indigenous                     47   1,773,365         57   2,612,552
                            ----------------------------------------------
                                   100   3,735,094        100   4,549,630
                            ==============================================

     Stores and Spares
        Imported                     7      11,878          5      13,647
        Indigenous                  93     162,677         95     236,082
                            ----------------------------------------------
                                   100     174,555        100     249,729
                            ==============================================

 vii) Value of imports on CIF basis
      (does not include value of imported items locally purchased)

----------------------------------------------------------------------------
                                                     March 31,    March 31,
                                                          2001         2000
----------------------------------------------------------------------------
 Raw materials, components and peripherals           2,022,651    4,142,917
 Stores and spares                                     218,763      243,324
 Capital goods                                             366       22,249
 Others                                                      -      151,881
                                                   -------------------------
                                                     2,241,780    4,560,371
                                                   =========================

 viii) Expenditure in foreign currency

----------------------------------------------------------------------------
                                                     March 31,    March 31,
                                                          2001         2000
----------------------------------------------------------------------------
Travelling                                           5,572,870    3,287,164
 Interest                                                    -       25,341
Royalty                                                 85,848      100,198
Professional fees                                      214,825       28,676
Others                                                 214,591      272,461
                                                   -------------------------
                                                     6,088,134    3,713,840
                                                   =========================

ix)  Earnings in foreign exchange

----------------------------------------------------------------------------
                                                     March 31,    March 31,
                                                          2001         2000
----------------------------------------------------------------------------
Export of goods on F.O.B basis                         143,297      149,224
Services                                            17,608,373   10,185,559
Interest on deposits / investments outside India        38,552            -
Agency commission                                      343,738      169,158
Others                                                       -        1,780
                                                   -------------------------
                                                    18,133,960   10,505,721
                                                   =========================

                                 WIPRO LIMITED
                              CASH FLOWS STATEMENT
                             (in rupees thousands)

                                                                                          --------------------------
                                                                                               Year ended March 31,
                                                                                          --------------------------
                                                                                                2001           2000
                                                                                          --------------------------
Cash flows from operating activities:
 Net profit before tax and non recurring items                                             7,655,487      3,506,677
 Adjustments to reconcile Net profit before tax and non recurring items to net cash provided by operating activities:
      Depreciation and amortization                                                          979,424        698,543
      Foreign currency translation gains                                                     (86,399)       (59,306)
      Retirement benefits provision                                                          138,986         58,995
      Interest accured on discount bonds                                                     (27,345)             -
      Interest on borrowings                                                                  68,890        286,682
      Dividend / interest                                                                   (342,310)       (86,944)
      Loss / (Gain) on sale of short-term investments                                         (4,000)          (681)
      Loss / (Gain) on sale of property, plant and equipment                                 (49,162)        (7,725)
        Realised Gain on sale of Stock-in-trade : Land                                      (105,297)
Operating cash flow before changes in working capital                                      8,228,274      4,396,241
      Changes in operating assets and liabilities
        Trade and other  receivable                                                       (1,770,267)      (489,512)
        Loans and advances                                                                  (401,062)
        Inventories ( other than stock-in-trade land )                                       (51,958)       211,494
    Trade and other payables                                                               1,097,961        767,625
                                                                                          --------------------------
Net cash provided by operations                                                            7,102,948      4,885,848
Direct taxes paid                                                                         (1,095,813)      (219,604)
Non recurring / extraordinary items                                                           16,036
                                                                                          --------------------------
Net cash provided by operating activities                                                  6,023,171      4,666,244
                                                                                          --------------------------
Cash flows from investing activities:
Expenditure on property, plant and equipment ( including advances )
                                                                                          (2,772,425)    (1,198,136)
Proceeds from sale of property, plant and equipment                                           91,886         67,935
Purchase of investments                                                                   (1,231,465)    (1,640,128)
Inter Corporate deposits placed                                                           (1,152,000)      (100,000)
Certificate of Deposits with foreign banks                                                (3,326,108)             -
Proceeds from sales and maturities  of investments                                           243,000      1,146,870
Proceeds from divestment of Wipro e-Peripherals                                              116,281              -
Dividends received                                                                            31,853         14,720
Interest received                                                                            310,457         72,225
                                                                                          --------------------------
Net cash used in investing activities                                                     (7,688,521)    (1,636,515)
                                                                                          --------------------------
Cash flows from financing activities:
Capital subsidy received                                                                         750              -
Proceeds from American Depository Offering                                                 5,802,774
Proceeds from exercise of Stock Option Plan grants                                           123,987
Share application monies received pending allotment                                            2,345
Proceeds from issue ( redemption ) of preference shares                                     (250,000)
Proceeds from issuance / ( repayment  ) of borrowings                                       (130,947)    (2,250,808)
Interest on borrowings                                                                       (69,844)      (307,090)
Payment of cash dividends                                                                    (87,913)       (94,372)
Corporate tax on Dividend                                                                     (9,671)        (9,692)
                                                                                          --------------------------
Net cash provided by/( used in)  financing activities                                      5,381,481     (2,661,962)
                                                                                          --------------------------
Net increase/(decrease) in cash and cash equivalents during the year
                                                                                           3,716,131        367,767
Cash and cash equivalents at the beginning of the period                                     747,290        379,523
                                                                                          --------------------------
Cash and cash equivalents at the end of the period                                         4,463,421        747,290
                                                                                          ==========================

Notes :
i) Purchase of investments include Rs. 1,087,216 on acquisition of minority interest of 45% from KPN group in Wipro Net Limited.
ii) The Company hived off Peripherals services division into a new entity Wipro e-Peripherals Limited for a consideration of Rs. 270,880. The Company received non cash consideration of Rs. 154,600 by way of equity shares of Rs.54,600 and 12.5% redeemable preference share of Rs. 100,000. The balance consideration was received in cash.
iv) Figures for previous periods presented, have been regrouped wherever necessary, to confirm to this year's classification.

                                                          For and on behalf of the board of directors

                                                          Azim Hasham Premji ( Chairman and managing
                                                                              director)
Suresh Senapaty
(Corporate Executive Vice President - Finance)            Hamir K Vissanji   (Director)

Satish Menon
( Corporate Vice President- Legal & Company  Secretary)   N Vaghul           (Director)

                                                          Bangalore, April 20, 2001.

                             AUDITOR'S CERTIFICATE

We have examined the above cash flow statement of Wipro Limited for the Year ended March 31, 2001 This statement has been prepared by the company in accordance with the requirement under clause 32 of the listing Agreement with the Stock Exchanges and is based on and in agreement with the corresponding Profit and Loss Account and Balance Sheet of the Company for the Year ended ended March 31, 2001.


                                    For N M Raiji & Co.,
                                    Chartered Accountants



                                    J M Gandhi
                                    Partner

Mumbai, April 20, 2001.